UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,617,700
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     2,617,700
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,617,700
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 5 PAGES
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       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, and Amendment No. 4 to the Schedule 13D filed on May 3, 2006, is hereby further amended as set forth below by this Amendment No. 5 to the Schedule 13D.

Item 4.       Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by the addition of the following:

       On May 16, 2006, the Reporting Person issued a press release and a letter to the Board challenging the Board to prove to shareholders that they are aggressively pursuing the maximization of shareholder value and to respond to the demands of their shareholders. A copy of the press release with the letter to the Board is attached hereto as Exhibit F and is incorporated herein by reference.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

6. Exhibit F - Press release with the letter to the Board, dated May 16, 2006.

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 5 OF 5 PAGES
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                               SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 16, 2006



                                                    JANA PARTNERS LLC

                                                    BY: /s/ Barry Rosenstein
                                                    ------------------------
                                                    Name: Barry Rosenstein
                                                    Title: Managing Partner

                                                    BY: /s/ Gary Claar
                                                    ------------------------
                                                    Name: Gary Claar
                                                    Title: Managing Director